

November 5, 2014

Via E-mail
Andy L. Nemeth
Chief Financial Officer
Patrick Industries, Inc.
107 West Franklin Street
P.O. Box 638
Elkhart, IN 46515

    Re: **Patrick Industries, Inc.**
               Form 10-K for the Year Ended December 31, 2013
               Filed March 14, 2014
               Definitive Proxy Statement on Schedule 14A
               Filed April 28, 2014
               Form 10-Q for the Period Ended June 29, 2014
               Filed August 8, 2014
               Form 8-K
               Filed August 14, 2014
               File No. 0-3922

Dear Mr. Nemeth:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Business, page 3

Marketing and Distribution, page 12

1.   As part of your risk factor disclosures, you indicate on page 16 that the loss of any of your large customers could have a material adverse impact on your operating results.

Please refer to Item 101(C)(1)(viii) of Regulation S-K and tell us how you considered disclosing the names of the two RV customers that accounted for over 50% of your consolidated net sales during both 2012 and 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Consolidated Operating Results, page 32

2.   We note that your MD&A quantifies the incremental contribution that acquisitions made to net sales during both 2012 and 2013. Please tell us how you considered providing similar disclosures to quantify the impact of acquisitions on other financial statement line items.

Controls and Procedures, page 53

3.   You disclose on page 43 that you commenced a project to replace and upgrade your ERP system and that this system is expected to result in modifications to your internal controls. We remind you that if your ERP implementation results in any material changes to internal controls over financial reporting, you should provide any disclosures required by Item 308(c) of Regulation S-K.

Consolidated Financial Statements

4. Acquisitions, page F-12

4.   Please revise future filings to disclose earnings attributable to acquirees after the acquisition date as required by ASC 805-10-50-2(h)(1).

5.   Please revise future filings to disclose the amount and location of acquisition costs as required by ASC 805-10-50-2(f).

20. Segment Information, page F-37

6.   Please tell us how you considered disclosing the amount of revenues from external customers by product type for all periods presented. We note that some product sales figures for the year ended December 31, 2013 are provided on page seven. Please refer to ASC 280-10-50-40.

Definitive Proxy Statement on Schedule 14A filed April 28, 2014

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

7.   Please tell us and in future filings disclose how the compensation committee has considered the results of the most recent shareholder advisory vote on executive compensation and how that consideration has affected the executive compensation decisions and policies. For guidance, please refer to Item 402(b)(1)(vii) of Regulation S-K.

Compensation Components – Mix and Levels, page 21

8.   We note reference to "the Company's peer group" on page 22 as well as reference to "benchmark studies and analyses" on page 20. In future filings, please identify the peer group companies against which you have benchmarked your compensation and any other relevant components to your benchmarking analysis. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Non-Equity Incentive Plan Awards, page 22

9.   We note your disclosure that in 2013 the company achieved a "4.4 Company performance rating," one of the two components of STI. Supplementally, please tell us, and in future filings, please disclose the actual individual performance rating for each NEO. For each NEO, please identify the strategic, leadership and talent objectives and the factors that the compensation committee took in consideration in determining whether these objectives were achieved.

Long-Term Incentive Plan, page 24

10.   You disclose that the 2013 LTIP implemented a "performance dependent upside potential for performance in excess of target." With a view towards future disclosure, please tell us how this award potential differs from the supplemental cash appreciation provision under the 2011 LTIP. In addition, please discuss whether this award will be settled in stock or cash, and whether there are any parameters within which the upside potential award will be granted.

Form 10-Q for the Period Ended June 29, 2014

11.   Please revise future filings to provide the disclosures required by ASC 220-10-45-18.

Form 8-K filed on August 14, 2014

12.   We note you present the non-GAAP measure, EBITDA. Please revise future presentations to reconcile this measure to the most directly comparable GAAP measure, which appears to us to be net income, as required by Item 10(e)(i)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief